FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Herbert Anderson steps down from Radware Board of Directors, dated December 2, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: December 2, 2008

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Herbert Anderson Steps down from Radware Board of Directors, dated December 2, 2008.

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Corporate Communications

Joyce Anne Shulman

+1 201 785 3209

joyceannes@radware.com

For Immediate Release

Herbert Anderson Steps Down from Radware Board of Directors

TEL AVIV, ISRAEL — December 2nd 2008. Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today announced that Mr. Herbert Anderson, Director on Radware’s Board of Directors has stepped down for personal reasons. Mr. Anderson served as a Director since January 2007.

“I’d like to take this opportunity to thank Herb for the important contributions he has made during his tenure as Director,” said Orna Berry, interim Chairperson. “We valued the insights he brought as an executive of the information technology industry and wish him well in the future.”

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 6,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.